Mail Stop 3561

July 19, 2007

Edward C. Feintech
Chairman, President and CEO
Smoky Market Foods, Inc.
804 Estates Dr., Suite 100
Aptos, California 95003

> **Re: Smoky Market Foods, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed July 6, 2007**
> **File No. 333-143008**

Dear Mr. Feintech:

We have reviewed your responses to the comments in our letter dated June 15, 2007 and have the following additional comments.

General

1. We note that the number of shares you are registering for most selling shareholders has increased in this amendment. Shares offered and sold while a registration statement is pending may not be registered as part of that registration statement. Rather, they may only be registered in a subsequent registration statement. Please remove such shares from this registration statement or advise.

2. In addition, please tell us why the shares you are registering for Mr. Feintech increased from 500,000 to 1,527,247 in this amendment, a proportionally greater change than that of any other selling shareholder.

3. We note the explanation you provided to us in response to prior comment 7 but we reissue the comment. Section 7(a) and Schedule A, Paragraph 16 of the Securities Act of 1933 requires that, absent a market price, a registration statement provide a fixed price, or formula or method to be used to calculate a price. At such time that a market develops, the shares may be sold at the prevailing market price or at privately negotiated prices. Please revise the fee table, cover page, and plan of distribution sections accordingly and furnish the information required by Item 505 of Regulation S-B.

4. In addition, please disclose on the cover page that you have applied to be listed publicly and the exchange or public market to which you have applied.

Cover Page

5. You indicate that 18,270,537 shares of common stock are being registered, but the breakdown of this number that you provide in the first paragraph adds up to 18,271,537 (1,925,000 plus 7,862,000 plus 8,484,537). Please revise here and elsewhere in the prospectus, as necessary, to eliminate any discrepancy in the number of shares being registered.

Overview, page 3

6. We note the additional disclosure you have provided in response to prior comment 1. Please revise the third paragraph to disclose whether or not any "revenue-sharing affiliations with large Internet retailing companies" have yet been established. In addition, you indicate in the fourth paragraph that you have "launched [y]our Internet website." Please revise to indicate whether or not any of your food products are currently for sale on that website.

Use of Proceeds, page 16

7. Please state the amount of money you would raise if all warrants are exercised and how you would utilize those funds.

Selling Stockholders and Affiliates, page 20

8. We note the additional disclosure you have provided in response to prior comments 28 and 29, but we reissue them, in part. We found a number of discrepancies in the Selling Shareholder section, between the Selling Shareholder section and the Private Placement of Shares section which follows it, and between the Private Placement of Shares section and the cover page. Please revise to eliminate these discrepancies or advise:

    *   Toni Adams is an officer and director but appears in the section for selling shareholders "other than Officers, Directors and 5% Stockholders."

    *   Footnote 26 for Mark and MaryAnn Eichhorn indicates that all of their 712,156 shares were acquired as a result of a private placement to consultants. However, the Private Placement of Shares section indicates that only 500,000 of these shares were acquired in this manner.

    *   The Private Placement of Shares section does not indicate the number of shares issuable upon conversion of the convertible promissory notes, which you indicate on the cover page is 8,484,537. Clearly explain in the Private Placement of Shares section how this number was derived.

Transactions with Promoters, page 32

9. We note that in response to prior comment 2 you describe "the projected capitalization for the company and market price for the common stock for and following various funding transactions set forth in our business plan." Further, you indicate that Smoky Systems is "now expected to own a smaller percentage of the company than originally projected." Please revise your disclosure to summarize the projected capitalization and market price for the common stock following the various funding transactions set forth in your business plan, indicating the percentage of the company that Smoky Systems was originally expected to own and comparing it to the percentage that Smoky Systems is now expected to own.

Description of Business, page 33

10. We note your response to prior comment 31 and reissue in part. Regarding your efforts to secure capital to start-up revenue-producing operations, please indicate, if true, that although no contractual commitments have been made, you have had discussions with private investors and expect to raise such capital through additional private offerings exempt from registration following effectiveness of this registration statement. Also, if a three-month test at one location is your only revenue-generating operations to date, then state this fact, or advise.

Wood-Smoked Barbeque Restaurant-Markets, page 34

11. We note your response to prior comment 6 and reissue in part. Please name the marketing agency and file a consent for the reference here to their research findings.

Proprietary Smoking Technology, page 36

12. We note your response to prior comment 5 and reissue in part. Please provide us with a copy of your research supporting your assertion that "competing products are frequently made with the use of chemical preservatives along with injected or brine solutions containing high levels of sugar." Alternatively, delete.

Item 27. Exhibits, page II-6

13. We note the changes you have made in response to prior comment 13, but we reissue it, in part. Please file any agreements with QMG in the last two years as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-B.

14. Please file as an exhibit to the registration statement the Amended and Restated Processing Agreement with Specialty Foods, Inc. that is referenced on page 37.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-4817.

Regards,

Joshua Ravitz
Attorney Advisor

cc: Via Facsimile (801) 532-7750
       Bryan T. Allen, Esq.